UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2024

CALTIER FUND I, LP

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12056

Delaware	36-4920665
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

14269 Danielson St. Poway, California	92064
(Address of principal executive offices)	(Zip Code)

(619) 344-0291

Issuer’s telephone number, including area code

Units

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “CalTier” “we”, or “the company” refers to CalTier Fund I, LP.

Some of the statements in this report constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this annual report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

●	overall strength and stability of general economic conditions and of the real estate industry more specifically;

●	changes in the competitive environment, including new entrants;

●	our ability to generate consistent revenues;

●	our ability to effectively execute our business plan;

●	changes in laws or regulations governing our business and operations;

●	our ability to maintain adequate liquidity and financing sources and an appropriate level of debt on terms favorable to our company;

●	costs and risks associated with litigation;

●	changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on earnings;

●	other risks described from time to time in periodic and current reports that we file with the U.S. Securities and Exchange Commission.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but not exhaustive. New risk factors and uncertainties not described here or elsewhere in this annual report may emerge from time to time. Moreover, because we operate in a competitive and rapidly changing environment, it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. The forward-looking statements are also subject to the risks and uncertainties specific to the company including but not limited to the fact that we have limited operating history and have limited number of management and other staff. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this annual report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements.

All forward-looking statements, expressed or implied, included in this semi-annual report are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

We are a Delaware limited partnership formed to acquire and manage a portfolio of multi-family properties and other real estate-related investments which may be wholly or fractionally owned. In addition, we may acquire debt or preferred equity securities that meet our investment objectives.

Since 2021, we have been making investments in real estate. As of the date of this report, we have acquired ownership interests in real estate properties that our company manages, as well as in properties that our company does not manage. See “Liquidity and Capital Resources – Our Investments” further below for additional information on investments owned during the periods covered by this report.

We plan to continue to diversify our portfolio by investment type, investment size and investment risk with the goal of constructing a portfolio of real estate assets that provides stable, attractive returns to our investors. We may make our investments through direct ownership in real estate assets or in partnership with companies with investment objectives similar to ours.

CalTier Inc. (previously CalTier Realty LLC) is the General Partner and manager of our company. CalTier Inc. is responsible for managing our day-to-day operations and our portfolio of real estate and other real estate-related assets. CalTier Inc. also has the authority to make all of the decisions regarding our investments, subject to the limitation in our operating agreement and the direction and their oversight. CalTier Inc. and/or other affiliates of our General Partner will provide marketing, investor relations and other administrative services on our behalf.

Results of Operations

Investment Income. For the six-month period ended June 30, 2024 (“Interim 2024”), our investments produced revenues of $64,497 (comprised of revenues from property rentals) compared to $11,829 in revenues for the six months ended June 30, 2023 (“Interim 2023”). The increase in revenue for Interim 2024 was primarily the result of increased rental income from its properties.

Operating Expenses. Our operating expenses are comprised of interest (typically related to mortgages); professional fees and other (marketing expenses related to capital raising in our Regulation A offering, as well as other offering expenses, property taxes, legal, audit, and accounting expenses) and management fee (which are fees paid to our General Partner). We had total expenses of $648,003 for the six months ended June 30, 2024, a $169,804 (or approximately 20%) decrease compared to $817,807 for the six months ended June 30, 2023.

The main drivers of this decrease in in expenses are as follows:

●	A $254,607 (or 34%) decrease in professional and other fees due to decreased expenditures on marketing related to our Regulation A offering that initially commenced on February 17, 2023, as well as decreased expenditures on professional fees for services related to that offering.

●	A $3,299 (or 7%) decrease in management fees of the company during six months ended June 30, 2024 compared to the same period of 2023.

The decrease in operating expenses was offset by a $88,102 (or 526%) increase in interest expense during the six months ended June 30, 2024 compared to the prior period. During six months ended June 30, 2023, interest fees primarily related to interest on convertible notes issued up to June 30, 2023. During the six months ended June 30, 2024, interest fees were primarily related to outstanding convertible notes and the loan from Yieldi (both of which are described more fully under “Liquidity and Capital Resources – Indebtedness” further below).

Realized and Unrealized Gain (Loss) on Investments

The company’s net gain on investments increased by $33,842 for the six months ended June 30, 2024 to $58,141 from $24,299 for the six months ended June 30, 2023. The primary driver for this increase was the appreciation in value of our investment properties in 2024.

Net Loss. Accordingly, we had a net loss of $525,365 for Interim 2024, a 32.7% improvement in net loss compared to a net loss of $781,607 for Interim 2023

Liquidity and Capital Resources

As of June 30, 2024, we had $297,906 in cash on hand, as well as $51,000 in receivables from escrow, representing investments from our current Regulation A offering. In addition, we estimated the fair value of our investments at $3,894,586 as of June 30, 2024. See ”Our Investments” below and our financial statements for further details.

Subsequent to June 30, 2024, we purchased, through a majority-owned subsidiary, the Seacoast Sands property in Imperial Beach, CA for a purchase price of $3,015,000, $904,500 of which was paid in cash, and the remainer through a secured note loan (the “Imperial Beach Loan”).

We are reliant upon the net proceeds from our current Regulation A offering to continue to make investments in real estate. In addition to those proceeds, we have and intend to obtain the required capital to make investments in real estate through a variety of resources, including using leverage (secured debt or short-term lines of credit) to acquire properties. We intend to keep the company’s overall portfolio leverage ratio at 65% or less. The foregoing targets exclude short-term lines of credit, specifically, the company may obtain lines of credit to provide working capital and to fund acquisitions. No debt is or will be recourse to the limited partners.

Our Investments

As of June 30, 2024, we had the following investments in properties that are managed by our company:

Company-Managed Real Estate Investments

Asset Name	Zip Code	# of Units	Date of Investment	Approximate Investment Cost (as of June 30, 2024) (1)
Reflections at Lakeshore(1)	92530	1.22 acres	10/18/2022	$412,176
154 N. Topeka (2)	67202	17	6/29/2023	$1,666,217

(1)	Investments are carried at fair value. Costs to acquire investments are capitalized as a component of investment cost. Investment costs also include certain construction-in-progress, which relates to the cost of property and equipment not yet placed into service.
(2)	As of the date of this report, the company has an ownership interest of 42.5% in Reflections at Lakeshore LLC.
(3)	As of June 30, 2024, our company, through a wholly-owned subsidiary, owned 100% of the 154. N. Topeka property. Subsequent to June 30, 2024, our Company sold 154 N. Topeka on August 16, 2024 for $2,050,000 and used a portion of the proceeds to repay the Yieldi loan.

Subsequent Acquisition – Seacoast Sands

In October 2024, the company acquired, through a majority-owned subsidiary (CalTier IB LLC) formed to purchase the property, four multi-family units with direct access to the beach in Imperial Beach, California, a local San Diego community. The total purchase price for the property was $3,015,000. The closing of this property occurred in October 2024. The property has a 5th unit that the company is working to get permitted and there is potential to add more units at a future date.

Our company owns 95.8% of CalTier IB LLC as of the date of this report, and is also the manager of this entity.

Planned Acquisition - Cortland

In December 2023, the company made an initial refundable deposit of $25,000 to put the Cortland Portfolio under contract. The Cortland Portfolio consists of 3 buildings in Washington D.C. with a total of 45 multi-family units. The total purchase price is $8,700,000 and potential closing would be in  2025. The extended closing time is due to local regulation, including the Tenant Opportunity to Purchase Act (“TOPA”) which allows the current tenants time to evaluate potential offers. As of the date of this report, our company has not yet closed on a purchase of the Cortland Portfolio.

It is anticipated that, if acquired, the Cortland Portfolio would be managed by our company.

Non-Company Managed Joint Venture Real Estate Investments:

As of June 30, 2024, we had the following investments in properties that are not managed by our company:

Asset Name	Zip Code	# of Units	Date of Investment	Approximate Investment Cost (as of June 30, 2024)
The Lodges at Glenwood	84604	194	3/17/2021	$10,000
Lakewood Apartments	77590	88	3/25/2021	$25,000
Raintree Commons	84604	154	5/26/2021	$15,000
Apple Lane Apartments	66049	75	7/1/2021	$25,000
506 South Apartments	77598	180	12/31/2021	$25,930
APEX Apartments	76105	152	5/5/2022	$100,000
Pinpoint RVA Portfolio	23219 23220	185	6/27/2022	$200,000
Sabine Lofts	77007	198	9/26/2022	$50,000
Sundance Income and Growth OP	Various	3,987	10/14/2022	$100,000
Avenue Grove	77098	270	2/3/2023	$200,000
Hickory Point	23602	175	2/15/2023	$200,000
CalTier Retreat, LLC	92130	136	03/10/2024	$100,000

Share Price

Our General Partner set our initial offering price at $5.00 per unit, which will be our per unit price until our NAV per unit is greater than $5.00. As of the date of this report, our current net asset value per unit is $1.53 (calculated as of September 30, 2024).

At the beginning of each fiscal quarter (July 1, October 1, January 1, and April 1), or as soon as commercially reasonable and announced by us thereafter, we assess our unit price which will be equal to the greater of (i) $5.00 per unit or (ii) our net asset value (“NAV”) divided by the number of units outstanding as of the close of business on the last business day of the prior fiscal quarter, in each case prior to giving effect to any share purchases or redemptions to be effected on such day.

Distributions

For the six months ended June 30, 2024, we paid $227,787 in distributions to our investors. As our company’s assets grow, we intend to continue making distributions to our investors.

In addition to funds being allocated to expenses and making distributions to investors, certain funds, including during our offering stage will be distributed to our General Partner to offset certain organization and offering related fees.

Indebtedness

Loans

The Company, through a wholly owned subsidiary formed to acquire the 154. N. Topeka property, entered into a Loan Agreement, Promissory Note, Mortgage and various agreements, including an environmental indemnity agreement, with Yieldi, LLC (“Yieldi”) on June 29, 2023. Under the terms of the agreement, the company received a $905,000 loan from Yieldi, $855,000 was paid in the initial payment and $50,000 was held back pursuant to a repair holdback and security agreement. The loan has an interest rate of 13.5% and accrued interest only is due on each monthly payment due date beginning on August 1, 2023, the principal of the loan is due upon maturity. Upon the occurrence of default, the interest rate will increase to 45.00% to annum. The company may extend the loan for an additional 12 months (July 1, 2025), for a fee of 3% of the outstanding principal. Matthew Belcher and Parker Smith personally guaranteed the Yieldi Loan, and each received $8,000 pursuant to the transaction which was recorded to interest expense during the year ended December 31, 2023. As of June 30, 2024 and December 31, 2023, the entire principal balance of the loan of $955,055 was outstanding.

Subsequent to June 30, 2024, on August 16, 2024, the 154 N. Topeka property was sold for $2,050,000. The Partnership used a portion of the proceeds from the sale to repay the outstanding balance of the loan, $955,055 in total, which is no longer outstanding as of the date of this semi-annual report.

Additionally, subsequent to June 30, 2024, the company, through a majority-owned subsidiary formed to acquire the Seacoast Sands property in Imperial Beach, California, a local San Diego community, received a loan from Woody, LLC in the form of a secured note dated October 18, 2024 (the “Imperial Beach Loan”) to help fund the $3,015,000 purchase price of the property. The Imperial Beach Loan has a total principal balance of $2,110,500, accrues interest at 12% per year on a 30/360 basis, and has a maturity date of November 1, 2025. Monthly payments are required under the Imperial Beach Loan until all principal and interest under the Imperial Beach Loan is repaid. The Imperial Beach Loan is filed as Exhibit 6.6 to this report.

Convertible Notes

Between April and December 2023, the company entered into a number of convertible promissory notes with a number of investors to raise funds for constructions on the Lake Elsinore – Lakeshore property located in Lake Elsinore that our company previously acquired. The convertible notes are not convertible into units of our company, but prior to their Maturity Date (defined below) may convert into equity interests in a yet-to-be-formed single purpose entity (the “SPE”) that may be formed for the purpose of developing the property. The convertible notes bear interest equal to 8% of the principal sum of the note (roughly 16% per annum). Principal and interest and all interest accrued on the notes are due and payable in full 180 days from the latter of the execution of the note or the lender’s payment of the principal to the borrower (the “Maturity Date”), but may be repaid earlier. After the Maturity Date, all sums owed under the notes will bear 16% non-compounding interest per year.

On various dates from January 9, 2024 to May 17, 2024, the Partnership entered into several convertible promissory note agreements with investors. The aggregate principal of convertible notes received in 2024 amounting to $61,000. Each of these notes bears interest at eight percent (8%) of the principal sum (roughly sixteen percent (16%) per annum). The principal sum and all accrued interest shall be due and payable in full 180 days from the date of execution of the agreement or the borrower’s receipt of funds from the lender, whichever occurs later.

The outstanding convertible notes of the company as of June 30, 2024 (totaling $525,000 in total outstanding principal) were:

●	April 5, 2023 convertible promissory note agreement for $40,000

●	June 27, 2023 a convertible promissory note agreement for $7,000

●	July 12, 2023 convertible promissory note agreement for $25,000

●	July 17, 2023 convertible promissory note agreement for $250,000

●	August 15, 2023 convertible promissory note agreement for $7,000

●	September 26, 2023 convertible promissory note agreement for $25,000

●	October 31, 2023 convertible promissory note agreement for $60,000

●	December 10, 2023 convertible promissory note agreement for $50,000

●	January 9, 2024 convertible promissory note agreement for $11,000

●	February 13, 2024 convertible promissory note agreement for $25,000

●	May 17, 2024 convertible promissory note agreement for $25,000

As of the date of this report, $475,000 in principal, plus $95,000 in accrued interest of the above 2023 convertible promissory notes have converted into equity interest in Reflections at Lakeshore, LLC, the single purpose entity formed for the development of the property. Collectively, these noteholders currently own 52.5% of Reflections at Lakeshore, LLC. Additionally, one noteholder of $50,000 decided not to convert its interest into Reflections at Lakeshore, LLC. The company agreed to satisfy the promissory note and return the investor its $50,000 plus $4,000 interest totaling $54,000. As of the date of this report, all of the above promissory notes have either been repaid or converted into equity.

Trends

We continue to identify and pursue potential assets, primarily multi-family value-add, as we believe this asset class to have high demand regardless of overall market and demand fluctuations. In the United States, there is currently a nationwide shortfall of new multi-family homes, and current housing development efforts in the U.S. are not projected to meet the demand for housing going forward. With rising interest rates and the unaffordability of single-family home prices, we believe there is a need for clean and affordable multi-family housing that we intend to capitalize upon.

The company continues to invest and expand our portfolio of real estate investments. See “Liquidity and Capital Resources – Our Investments” above for more information on investments we have made to date.

Item 2.	Other Information

None.

Item 3.	Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

CALTIER FUND I, LP

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2024 AND DECEMBER 31, 2023

	June 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
Current assets:
Investments, at fair value (cost of $3,154,323 and $3,269,761, respectively)	$3,894,586	$3,969,221
Cash and cash equivalents	297,906	235,560
Receivables from escrow	51,000	67,781
Prepaid expenses & other current assets	30,544	30,544
Total assets	$4,274,037	$4,303,106

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable and accrued liabilities	$196,240	$158,752
Loan payable	955,055	955,055
Advance from related parties	116,660	325,973
Convertible note payable	525,000	464,000
Total liabilities	1,792,955	1,903,780

Commitments and contingencies

Partners’ capital	2,481,081	2,399,326
Total liabilities and partners’ capital	$4,274,036	$4,303,106

See Notes to Consolidated Financial Statements

CALTIER FUND I, LP

CONSOLIDATED SCHEDULES OF INVESTMENTS

JUNE 30, 2024 AND DECEMBER 31, 2023

			Percentage
			of Partners’
June 30, 2024 (Unaudited)	Cost	Fair Value	Capital
Investments:
Equity:
Apple Lane Investors LLC	$25,000	$32,222	1.30%
CC 506 South, LLC	25,930	28,544	1.15%
RS Glenwood Investors, LLC	10,000	16,203	0.65%
CC Lakewood Apts, LLC	25,000	32,844	1.32%
RS Raintree Investors, LLC	15,000	21,301	0.86%
Sabine Venture Investors LP	50,000	52,116	2.10%
Apex Fort Worth Partners, LLC	100,000	317,455	12.80%
Pinpoint RVA Investors, LLC	200,000	317,027	12.78%
Sundance Bay Income and Growth Fund, LP	100,000	73,730	2.97%
RBG Hickory Fund XIX LLC	200,000	234,400	9.45%
LB Heights Partnership, LLC	200,000	245,527	9.90%
Cortland, LLC	25,000	25,000	1.01%
CalTier Retreat LLC	100,000	100,000	4.03%
Total equity	1,075,930	1,496,369	60.31%

Real Estate:
Lake Elsinore - Real Estate	412,176	384,562	15.50%
154 N. Topeka Holding Company, LLC	1,666,217	2,013,655	81.16%
Total real estate	2,078,393	2,398,217	96.66%

Total investments	$3,154,323	$3,894,586	160.16%

			Percentage
			of Partners’
December 31, 2023	Cost	Fair Value	Capital
Investments:
Equity:
Apple Lane Investors LLC	$25,000	$32,222	1.34%
CC 506 South, LLC	25,930	28,544	1.19%
RS Glenwood Investors, LLC	10,000	16,203	0.68%
CC Lakewood Apts, LLC	25,000	32,844	1.37%
RS Raintree Investors, LLC	15,000	21,301	0.89%
Sabine Venture Investors LP	50,000	52,116	2.17%
Apex Fort Worth Partners, LLC	100,000	317,455	13.23%
Pinpoint RVA Investors, LLC	200,000	317,027	13.21%
Sundance Bay Income and Growth Fund, LP	100,000	73,730	3.07%
RBG Hickory Fund XIX LLC	200,000	234,400	9.77%
LB Heights Partnership, LLC	200,000	245,527	10.23%
Cortland, LLC	25,000	25,000	1.04%
Total equity	975,930	1,396,369	58.20%

Real Estate:
Lake Elsinore - Real Estate	652,614	764,328	31.86%
154 N. Topeka Holding Company, LLC	1,641,217	1,808,524	75.38%
Total real estate	2,293,831	2,572,852	107.23%

Total investments	$3,269,761	$3,969,221	170.61%

All investments are in the real estate industry and are located in the United States.

See Notes to Consolidated Financial Statements

CALTIER FUND I, LP

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Six Months Ended
	June 30,
	2024	2023
	(Unaudited)
INVESTMENT INCOME:
Investment income	$64,451	$11,829
Interest income	46	72
Total investment income	64,497	11,901

EXPENSES:
Interest	104,841	16,739
Professional fees and other	497,979	752,586
Management fee	45,184	48,483
Total expenses	648,003	817,807

Net investment loss	(583,506)	(805,906)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gains on investments	17,338	24,299
Net change in unrealized appreciation (or depreciation) on investments	40,803	-
Net gain on investments	58,141	24,299

NET LOSS	$(525,365)	$(781,607)

Weighted average LP units outstanding - basic and diluted	1,274,595	530,036
Net loss per LP unit - basic and diluted	$(0.41)	$(1.47)

See Notes to Consolidated Financial Statements

CALTIER FUND I, LP

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

				Total
		General	Limited	Partners’
	Units	Partner	Partner	Capital
Balances at December 31, 2022	842,058	$(163,146)	$1,819,086	$1,655,940
Capital contributions	140,654	-	703,269	703,269
Capital distributions	(29,386)	-	(146,932)	(146,932)
Net loss	-	-	(781,607)	(781,607)
Balances at June 30, 2023	953,325	$(163,146)	$1,593,816	$1,430,670

Balances at December 31, 2023	1,213,883	$(163,146)	$2,562,472	$2,399,326
Capital contributions	166,981	-	834,907	834,907
Capital distributions	(45,557)	-	(227,787)	(227,787)
Net loss	-	-	(525,365)	(525,365)
Balances at June 30, 2024	1,335,307	$(163,146)	$2,644,227	$2,481,081

See Notes to Consolidated Financial Statements

CALTIER FUND I, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Six Months Ended
	June 30,
	2024	2023
	(Unaudited)
Cash flows from operating activities:
Net loss	$(525,365)	$(781,607)
Adjustments to reconcile net loss to net cash used in operating activities:
Net realized gains on investments	(17,338)	(24,299)
Net change in unrealized appreciation or depreciation on investments	(40,803)	-
Changes in operating assets and liabilities:
Purchases of investments	(107,663)	(1,430,424)
Receipts from sales of investments	240,438	190,366
Receivables from escrow	16,782	277,930
Prepaid expenses & other current assets	-	-
Accounts payable and accrued liabilities	37,488	701,932
Advances from related parties	(209,313)	98,769
Net cash used in operating activities	(605,774)	(967,333)
Cash flows from financing activities:
Capital contributions	644,354	703,269
Capital distributions	(37,234)	(146,932)
Borrowings on loan payable	-	905,000
Paydowns on loan payable	-	(587,177)
Proceeds from convertible notes payable	61,000	-
Deferred offering costs	-	(19,344)
Net cash provided by financing activities	668,120	854,816
Net change in cash and cash equivalents	62,346	(112,517)
Cash and cash equivalents at beginning of period	235,560	177,221
Cash and cash equivalents at end of period	$297,906	$64,704

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$64,853	$9,623

Supplemental disclosure of non-cash investing and financing activities:
Offering costs	$-	$-
Reinvestment of capital distributions	$190,553	$-

See Notes to Consolidated Financial Statements

CALTIER FUND I, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – Nature of Operations

Nature of Operations

CalTier Fund I, LP (the “Partnership”), was formed on January 23, 2019 and is organized as a Delaware limited partnership formed to invest primarily in multi-family real estate properties in the West, Southwest, and Midwest United States. The Partnership is managed by CalTier, Inc., a Delaware corporation (the “General Partner”). The General Partner was formed in 2017 as a California limited liability company to be a fund management and real estate acquisition Partnership focusing on acquiring assets either on its own behalf or with strategic partner(s). The Partnership was formed to raise funds under Regulation A of Title IV of the Jobs Act. In 2022, the General Partner converted into a Delaware corporation. The Partnership intends to raise up to $70 million from a wide range of individual and institutional investors, with a primary focus on individual non-accredited investors, to acquire multi-family and commercial real estate. Each Limited Partner’s liability is limited to the Partner’s capital contribution.

In 2021, the Partnership began purchasing investments in other real estate investments to provide some return to current investors as it continues its capital raising efforts. The Partnership has commenced its planned principal operations, it will incur significant additional expenses. The Partnership is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Partnership’s planned operations or failing to profitably operate the business.

The Partnership’s investment period will commence on the date of the initial closing and expires on the earlier of: (i) the date at which the maximum offering amount has been sold, (ii) the date which is one year from this offering being qualified by the U.S. Securities and Exchange Commission, and (iii) the date at which the offering is terminated by the General Partner. The Partnership shall continue indefinitely unless all investments are sold and distributions made to the Limited Partners or at the sole discretion of the General Partner at any point in time.

154 N. Topeka Holding Company, LLC

In June 2023, the Partnership acquired 154 N. Topeka through a special purpose entity 154 N. Topeka Holding Company, LLC, (“Topeka”), a Kansas limited liability company of which the Partnership is the sole member. 154 N Topeka is a mixed-use property consisting of 3 commercial units and 14 newly renovated residential units. The Partnership owns 100% of this investment. The purchase price for 154 N. Topeka was $1,387,300. The consolidated financial statements include the assets and liabilities, and results of operations of Topeka since the acquisition. Subsequent to June 30, 2024, the Partnership sold 154 N. Topeka on August 16, 2024 for $2,050,000.

Reflections at Lakeshore

In June 2022, the Partnership acquired a vacant waterfront lot of approximately 1.2 acres in Lake Elsinore Diego, California for $528,286. (“Lakeshore”). The Partnership owned 100% of this investment. On May 21, 2024, the Partnership transferred ownership of Lake Elsinore property to an affiliated entity, Reflections at Lakeshore LLC. At the time of the transfer, the Partnership owned 100% of the interest in Reflections at Lakeshore LLC.  In connection with this transfer, the Partnership retained 42.5% ownership in Reflections at Lakeshore, LLC. This ownership percentage may be reduced by subsequent investments in Reflections at Lakeshore, LLC. The Partnership is also the sole manager of the management entity of Lakeshore, Reflections at Lakeshore Management, LLC.

As of the date these financial statements were available to be issued, the Partnership had an ownership interest of 42.5% in Reflections at Lakeshore LLC. Assuming the project is fully-funded, this interest will be reduced to 3.65%.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – Going Concern

The Partnership has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Partnership’s ability to continue as a going concern within one year after the date that the combined financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Partnership has not generated profits, has sustained net losses of $525,365 for the six months ended June 30, 2024, and has incurred negative cash flows from operations for the period then ended. The Partnership’s cash balance and revenues generated are not currently sufficient and cannot be projected to cover its operating expenses and obligations for the next 12 months from the date of these financial statements. These factors among others raise substantial doubt about the Partnership’s ability to continue as a going concern for a reasonable period of time.

The Partnership’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing and generate future profitable operations to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has in the past, and is expected to in the future, arrange additional equity or debt financing and grow revenues that may assist in addressing these issues. No assurance can be given that management’s actions will result in additional financing or profitable operations or the resolution of its liquidity problems. The accompanying financial statements do not include any adjustments that might result should the Partnership be unable to continue as a going concern.

NOTE 3 – Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The Partnership is an investment Partnership and follows the accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies.

Principles of Consolidation

These consolidated financial statements include the accounts of CalTier Fund I, LP and its wholly owned subsidiaries 154 N. Topeka Holding Company, LLC and Lakeshore. All intercompany transactions and balances have been eliminated in consolidation.

Restatement of Financial Statements

Certain amounts in the accompanying consolidated financial statements were restated for the period ended June 30, 2023 from the previously reported financial statements included in the Form 1-SA filed with the Securities and Exchange Commission on September 28, 2023.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, the fair value of the investments and unrealized gains/loss on those investments. Actual results could differ from those estimates.

Cash and Cash Equivalents and Concentration of Cash Balances

The Partnership considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased. The Partnership’s cash and cash equivalents in bank accounts, at times, may exceed federally insured limits. The Partnership has not experienced any losses due to these limits.

Investments

Investments are carried at fair value. Costs to acquire investments are capitalized as a component of investment cost. Investment costs also include certain construction-in-progress, which relates to the cost of property and equipment not yet placed into service. The fair values of real estate and real estate related investments are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date. Investments without a public market are valued based on assumptions made and valuation techniques used by the General Partner. Such valuation techniques include discounted cash flow analysis, prevailing market capitalization rates or earnings multiples applied to earnings from the investment, actual sale negotiations and bona fide purchase offers received from third parties, as well as independent external appraisals. In general, the General Partner considers multiple valuation techniques when measuring the fair value of an investment. However, in certain circumstances, a single valuation technique may be appropriate.

Purchases and sales of investments are recorded on a transaction basis. Realized gains and losses on investment transactions are determined based upon the specific identification method. The difference between cost and the fair value of investments is reflected as unrealized gains/(losses) on investment. Changes in fair value of the investment from the prior year are included as net unrealized gain on investment in the accompanying consolidated statement of operations.

Rental income from investment property is recognized as investment income in the accompanying consolidated statement of operations on a straight-line basis over the terms of the lease.

Distributions that represent returns of capital in excess of cumulative profits and losses are credited to investment cost rather than investment income. Any amounts to a lesser extent are reported as investment income in the accompanying consolidated statement of operations.

The fair value of investments does not reflect the Partnership’s transaction sale costs, which may be incurred upon disposition of the real estate investments. Such costs are estimated to approximate 2% - 3% of fair value. The Partnership also reflects its equity investments net of investment level financing. Valuation adjustments attributable to underlying financing arrangements are considered in the equity valuation.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – Summary of Significant Accounting Policies (Continued)

Fair Value Measurement

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The investments in real estate will fall into Level 3 category, therefore, fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the reporting date.

Impairment of Long-Lived Assets

The Partnership continually evaluates long-lived assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Partnership has not recognized any impairment losses as of June 30, 2024.

Receivables from Escrow

The Partnership uses a third-party escrow company that collects investor contributions. Amounts not remitted to the Partnership at a point in time are reported as receivables from escrow.

Professional Fees and Other

Professional fees and other includes legal and accounting fees, sales and marketing expenses and general and administrative expenses such as information technology, insurance, property taxes and other administrative expenses.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – Summary of Significant Accounting Policies (Continued)

Advertising Costs

The Partnership expenses advertising costs as incurred. Advertising costs expensed during the six months ended June 30, 2024 and 2023 were $189,561 and $134,754, respectively, and are included in professional fees and others in the consolidated statements of operations.

Risks and Uncertainties

Financial Risks and Uncertainties

Liquidity Risk

Liquidity risk is the risk that the Partnership will not be able to raise funds to fulfill its commitments including inability to sell investments quickly or close to fair value.

Market Risk

Market risk is the potential loss that can be caused by increasing or decreasing in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counter parties fail to perform pursuant to the terms of their obligations.

The Partnership’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Partnership’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire multi-family and commercial real estate, the availability of suitable real estate properties to acquire, and changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Partnership’s financial conditions and the results of operations.

The Partnership may invest in real estate and real estate related investments for which no liquid market exists. The market prices for such investments may be volatile and may not be readily ascertainable. In addition, there continues to be significant disruptions in the global capital, credit and real estate markets. These disruptions have led to, among other things, a significant decline in the volume of transaction activity, in the fair value of many real estate and real estate related investments, and a significant contraction in short-term and long-term debt and equity funding sources. This contraction in capital includes sources that the Partnership may depend on to finance certain of its investments. These market developments have had a significant adverse impact on the Partnership’s liquidity position, results of operations and financial condition and may continue to adversely impact the Partnership if market conditions continue to deteriorate. The decline in liquidity and prices of real estate and real estate related investments, as well as the availability of observable transaction data and inputs, may have made it more difficult to determine the fair value of such investments. As a result, amounts ultimately realized by the Partnership from investments sold may differ from the fair values presented, and the differences could be material.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – Summary of Significant Accounting Policies (Continued)

Net Loss per Unit

The Fund’s computation of earnings (loss) per unit (“EPU”) includes basic and diluted EPU. Basic EPU is measured as the income (loss) available to common unit holders divided by the weighted average number of LP units outstanding for the period. Diluted EPU is similar to basic EPU but presents the dilutive effect on a per unit basis of potential common units (e.g., LP unit warrants and LP unit options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential LP units that have an anti-dilutive effect (i.e., those that increase income per unit or decrease loss per unit) are excluded from the calculation of diluted EPU.

Loss per LP unit is computed by dividing net loss by the weighted average number of LP units outstanding during the respective periods. Basic and diluted loss per LP unit is the same for all periods presented because all LP unit warrants and LP unit options outstanding were anti-dilutive.

There were no potentially dilutive securities outstanding as of June 30, 2024. Refer to Note 7 for the Partnership’s outstanding convertible note, which is convertible into equity interests on a one-for-one basis.

Deferred Offering Costs

The Partnership complies with the requirements of FASB ASC 946-20-25, Financial Services – Investment Companies and FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - Expenses of Offering. Deferred offering costs consist principally of accounting and legal fees incurred in connection with the Partnership’s Regulation A offering. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Statements of Financial Condition. The deferred offering costs will be charged against proceeds from Partner contributions upon the completion of the offering or to expense if the offering is not completed further. As of June 30, 2024 and December 31, 2023, the Partnership had not capitalized any deferred offering costs.

Income Taxes

The Partnership is a limited liability partnership. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its partners. Therefore, no provision for income tax has been recorded in the consolidated statements. Income from the Partnership is reported and taxed to the Partners on their individual tax returns.

The Partnership complies with FASB ASC 740, Income Taxes, (“FASB ASC 740”) for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Partnership’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Partnership’s financial statements. The Partnership believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Partnership may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Partnership is not presently subject to any income tax audit in any taxing jurisdiction. All years are open for tax examinations.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 – Management Fees and Other Transactions with Affiliates

Reimbursement of Organization and Offering Expenses

The Partnership’s General Partner and its affiliates are reimbursed for actual organizational and offering expenses incurred. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses which were incurred prior to the inception of the Partnership.

Deferred offering costs of $0, along with other general expenses were incurred by a related party on the Partnership’s behalf and are shown as advances from related parties on the consolidated statements of financial condition and amounted to $116,660 and $325,973 at June 30, 2024 and December 31, 2023, respectively. These related party advances are unsecured, interest-free, and repayable on demand.

Advances to Related Parties

The Limited Partnership Agreement describes the terms under which the General Partner will manage the Partnership. The Partnership is subject to the following fees under this agreement:

Asset Management Fee

The Partnership pays the General Partner an asset management fee equal to an annualized rate of 3.0%, which is based on the net offering proceeds as of the end of each quarter, and thereafter is based on Partnership’s Net Asset Value (“NAV”) at the end of each prior quarter. This fee is payable quarterly. During the six months ended June 30, 2024 and 2023, the Partnership incurred $45,184 and $48,430 in asset management fees, respectively.

Asset Acquisition Fee

For each real estate investment, the Partnership pays its General Partner or its designated affiliate 1.0%-2.5% of the investment’s purchase price. This fee is paid at the discretion of the General Partner, but no later than the liquidation of the real estate investment. During the six months ended June 30, 2024 and 2023, the Partnership incurred $0 and $0 in asset acquisition fees, respectively.

Construction Management Fee

For each real estate investment, for which the Partnership may require to construct or renovate, the Partnership shall pay its General Partner or its designated affiliate 5.0%-7.5% of the construction or renovation budget. This fee shall be paid at the completion of the construction or renovation is substantially complete. During the six months ended June 30, 2024 and 2023, the Partnership did not incur any construction management fees.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 – Management Fees and Other Transactions with Affiliates (Continued)

Disposition Fee

For each real estate investment, the Partnership may pay its General Partner or its designated affiliate 0.5%-1.0% of the investment’s sale price. This fee will be paid at the disposition of the investment’s real estate. During the six months ended June 30, 2024 and 2023, the Partnership incurred $0 and $0 in disposition fees, respectively.

Property Management Fee

The General Partner may cause the Partnership to engage a third party to provide property management services with respect to properties acquired by the Partnership, or may elect to provide such services itself (or through an affiliate of the General Partner). In the event that the General Partner (or an affiliate thereof) provides any such property management services, the Partnership shall pay the General Partner or its applicable affiliate 2.5%-4.0% of gross collected income from a property. During the six months ended June 30, 2024 and 2023, the Partnership did not incur any property management fees.

NOTE 5 – Investments and Fair Value

There are no quoted prices for real estate. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Partnership to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Partnership determines the market for a financial instrument owned by the Partnership be illiquid or when market transactions for similar instruments do not appear orderly, the Partnership uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources.

The Partnership internally valued certain investments based on overall changes in market conditions and comparable sales data within each of the markets the investment was made due to the relative short term the investment is intended to be held. Other investments were valued at cost as they were purchased within a few months before year end. Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

Apple Lane Investors, LLC

In July 2021, the Partnership invested $25,000 in Apple Lane Investors, LLC, which owns 41,916 square feet of multifamily residential building in Lawrence, Kansas. The Partnership’s ownership percentage of Apple Lane Investors, LLC was 1.78%. Management has determined the fair value of the Partnership’s investment to be $32,222 as of June 30, 2024 and December 31, 2023. The unrealized gain on the fair value of the investment amounted to $0 and $8,870 for the six months ended June 30, 2024 and 2023, respectively.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 – Investments and Fair Value (Continued)

CC 506 South, LLC

In December 2021, the Partnership invested $25,930 in CC 506 South, LLC, which owns 155,652 square feet of multifamily residential building in Webster, Texas. The Partnership’s ownership percentage of CC 506 South, LLC was 0.46%. Management has determined the fair value of the Partnership’s investment to be $28,544 as of June 30, 2024 and December 31, 2023. The unrealized gain/(loss) on the fair value of the investment amounted to $0 and $(14,436) for the six months ended June 30, 2024 and 2023, respectively.

RS Glenwood Investors, LLC

In March 2021, the Partnership invested $10,000 in RS Glenwood Investors, LLC, which owns 112,672 square feet of multifamily residential building in Provo, Utah. The Partnership’s ownership percentage of RS Glenwood Investors, LLC was 0.17%. Management has determined the fair value of the Partnership’s investment to be $16,203 as of June 30, 2024 and December 31, 2023. The unrealized gain on the fair value of the investment amounted to $0 and $17,874 for the six months ended June 30, 2024 and 2023, respectively.

CC Lakewood Apts, LLC

In March 2021, the Partnership invested $25,000 in CC Lakewood Apts, LLC, which owns 57,600 square feet of multifamily residential building in Texas City, Texas. The Partnership’s ownership percentage of CC Lakewood Apts, LLC was 1.46%. Management has determined the fair value of the Partnership’s investment to be $32,844 and as of June 30, 2024 and December 31, 2023. The unrealized gain on the fair value of the investment amounted to $0 and $15,463 for the six months ended June 30, 2024 and 2023, respectively.

RS Raintree Investors, LLC

In May 2021, the Partnership invested $15,000 in RS Raintree Investors, LLC, which owns 94,827 square feet of multifamily residential building in Provo, Utah. The Partnership’s ownership percentage of RS Raintree Investors, LLC was 0.11%. Management has determined the fair value of the Partnership’s investment to be $21,301 as of June 30, 2024 and December 31, 2023. The unrealized gain on the fair value of the investment amounted to $0 and $9,246 for the six months ended June 30, 2024 and 2023, respectively.

Sabine Venture Partners, LLP

In September 2022, the Partnership invested $50,000 in Sabine Venture Partners, LLP, which owns 224,357 square feet of multifamily residential building in Huston, Texas. The Partnership’s ownership percentage of Sabine Venture Partners, LLP was 0.08%. Management has determined the fair value of the Partnership’s investment to be $52,116 as of June 30, 2024 and December 31, 2023. The unrealized gain (loss) on the fair value of the investment amounted to $0 and $0 for the six months ended June 30, 2024 and 2023, respectively.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 – Investments and Fair Value (Continued)

Apex Forth Worth Partners, LLC

In May 2022, the Partnership invested $100,000 in Apex Fort Worth Partners, LLC, which owns 134,800 square feet of multifamily residential building in Fort Worth, Texas. The Partnership’s ownership percentage of Apex Fort Worth Partners, LLC was 2.0%. Management has determined the fair value of the Partnership’s investment to be $317,455 as of June 30, 2024 and December 31, 2023. The unrealized gain (loss) on the fair value of the investment amounted to $0 and $(47,134) for the six months ended June 30, 2024 and 2023, respectively.

Pinpoint RVA Investors, LLC

In August 2022, the Partnership invested $200,000 in Pinpoint RVA Investors, LLC, which owns 168,395 square feet of multifamily residential buildings in Richmond, Virginia. The Partnership’s ownership percentage of Pinpoint RVA Investors, LLC was 0.8%. Management has determined the fair value of the Partnership’s investment to be $317,027 as of June 30, 2024 and December 31, 2023. The unrealized gain on the fair value of the investment amounted to $0 and $14,409 for the six months ended June 30, 2024 and 2023, respectively.

Sundance Bay Income and Growth Fund, LP

In October 2022, the Partnership invested $100,000 in Sundance Bay Income and Growth Fund, LP, which is a fund that acquires, renovates and manages a portfolio of multifamily assets. Management has determined the fair value of the Partnership’s investment to be $73,730 as of June 30, 2024 and December 31, 2023. Unrealized gain of the investment amounted to $0 and $8,000 for the six months ended June 30, 2024 and 2023, respectively.

Lake Elsinore Real Estate

In June 2022, the Partnership acquired a vacant waterfront lot of approximately 1.22 acres in Lake Elsinore, California for $528,286 and improvements incurred through December 31, 2023 was $124,328. In May 2024, the Partnership transferred part of its investment for $240,438. The Partnership currently owns 42.5% of the development entity, Reflections at Lakeshore, LLC. Management has determined the fair value of the Partnership’s investment to be $384,562 and $764,328 as of June 30, 2024 and December 31, 2023, respectively. The unrealized gain (loss) on the fair value of the investment amounted to $(139,328) and $140,000 for the six months ended June 30, 2024 and 2023, respectively.

RBG Hickory Fund XIX LLC

In February 2023, the Partnership acquired an ownership interest in RBG Hickory Fund XIX LLC, a limited liability company, which owns Hickory Point, a 175-unit apartment complex located in Newport News, Virginia. The Partnership invested $200,000 and its ownership percentage is 3.125% in RBG Hickory Fund XIX LLC. Management has determined the fair value of the Partnership’s investment to be $234,400 as of June 30, 2024 and December 31, 2023. The unrealized gain (loss) on the fair value of the investment amounted to $0 for the six months ended June 30, 2024 and 2023.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 – Investments and Fair Value (Continued)

LB Heights Partnership, LLC

In February 2023, the Partnership acquired an ownership interest in LB Heights, LLC, a limited liability company, a special purpose entity that is the general partner of 3815 Eastside, LP, a limited partnership, which owns Avenue Grove, a 270-unit apartment complex located in Houston, Texas. The Partnership invested $200,000 and its ownership percentage is 0.8% in LB Heights, LLC. Management has determined the fair value of the Partnership’s investment to be $245,527 as of June 30, 2024 and December 31, 2023. The unrealized gain (loss) on the fair value of the investment amounted to $0 for the six months ended June 30, 2024 and 2023.

154 N. Topeka Holding Company, LLC

In June 2023, the Partnership acquired 154 N. Topeka through a special purpose entity 154 N. Topeka Holding Company, LLC, a Kansas limited liability company of which the Partnership is the sole member. 154 N Topeka is a mixed-use property consisting of 3 commercial units and 14 newly renovated residential units. The Partnership owns 100% of this investment. The cost to acquire 154 N. Topeka was $1,432,694, and improvements incurred through June 30, 2024 were $233,523. Management has determined the fair value of the Partnership’s investment to be $2,013,655 and $1,808,524 as of June 30, 2024 and December 31, 2023, respectively. The unrealized gain (loss) on the fair value of the investment amounted to $180,131 and $0 for the six months ended June 30, 2024 and 2023, respectively.

Cortland, LLC

In December 2023, the Partnership deposited $25,000 into escrow for purposes of acquiring the Cortland Portfolio, a collection of 3 residential buildings totaling 45 residential units consisting of a total of 23,740 square feet in Washington D.C. The Partnership currently owns 100% of the entity acquiring the project. Management has determined the fair value of the Partnership’s investment to be $25,000 as of June 30, 2024 and December 31, 2023.

CalTier Retreat, LLC

In March 2024, the Partnership acquired an ownership interest in CalTier Retreat, LLC, a limited liability company, which intends to use the Offering Proceeds to acquire preferred membership interest in DMF Retreat Holdings, LLC (the “Acquisition Entity” or “AE”). The Partnership invested $100,000 and its ownership percentage is 16.53% in CalTier Retreat, LLC. Management has determined the fair value of the Partnership’s investment to be $100,000 as of June 30, 2024. Unrealized gain (loss) of the investment amounted to $0 for the six months ended June 30, 2024.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 – Investments and Fair Value (Continued)

The following table sets forth by level, within the fair value hierarchy, the Partnership’s investments, measured on a non-recurring basis, at fair value:

	Fair Value Measurements as of June 30, 2024 Using:
		Significant
	Quoted	other	Significant
	Market price	Observable	Unobservable
	Inputs	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair value
Investments:
Equity investments	$-	$-	$1,496,369	$1,496,369
Real estate investments	-	-	2,398,217	2,398,217
Total	$-	$-	$3,894,586	$3,894,586

	Fair Value Measurements as of December 31, 2023 Using:
		Significant
	Quoted	other	Significant
	Market price	Observable	Unobservable
	Inputs	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair value
Investments:
Equity investments	$-	$-	$1,396,369	$1,396,369
Real estate investments	-	-	2,597,852	2,597,852
Total	$-	$-	$3,994,221	$3,994,221

Changes in level 3 investments are as follows for the six months ended June 30, 2024 and year ended December 31, 2023:

	June 30,	December 31,
	2024	2023
Balance, beginning of year	$3,969,221	$2,020,648
Total realized and unrealized gains or loss	58,141	542,911
Purchases	107,663	2,190,545
Sales and return of capital	(240,438)	(784,883)
Balance, end of year	$3,894,586	$3,969,221

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 – Loan Payable

The Partnership, through its Topeka subsidiary, entered into a Loan Agreement, Promissory Note, Mortgage and various agreements, including an environmental indemnity agreement, with Yieldi, LLC (“Yieldi”) on June 29, 2023. Under the terms of the agreement, the Partnership received a $905,000 loan from Yieldi, of which $855,000 was initially paid and $50,000 was held back pursuant to a repair holdback and security agreement. In 2023, the Partnership amended the loan to receive an additional $50,000. In connection with this loan, there was origination fee of $22,625 that was immediately expensed to interest expense. As of June 30, 2024 and December 31, 2023 the Partnership has $30,544 of reserved interest included in prepaid expenses and other current assets on the consolidated balance sheet. The loan has an interest rate of 13.5%. Accrued interest is due on each monthly payment beginning on August 1, 2023, and the principal of the loan is due upon maturity. Upon the occurrence of default, the interest rate will increase to 45.0% to annum. The Partnership may extend the loan for an additional 12 months (July 1, 2024) for a fee of 1.5% of the outstanding principal, which was exercised in June 2024. The Partnership may further extend the loan for an additional 12 months (July 1, 2025), for a fee of 1.5% of the outstanding principal As of June 30, 2024 and December 31, 2023, the outstanding balance of the loan was $955,055.

The CEO and the COO personally guarantee the Yieldi Loan, and each received $8,000 pursuant to the transaction which was recorded to interest expense during the year ended December 31, 2023.

Subsequent to June 30, 2024, on August 16, 2024, the 154 N. Topeka property was sold for $2,050,000. The Partnership used a portion of the proceeds from the sale to repay the outstanding balance of the loan, $955,055 in total, which is no longer outstanding as of the date of this report.

NOTE 7 – Convertible Note Payable

On various dates from January 9, 2024 to May 17, 2024, the Partnership entered into several convertible promissory note agreements with investors. The aggregate principal of convertible notes received in 2024 amounting to $61,000. Each of these notes bears interest at eight percent (8%) of the principal sum (roughly sixteen percent (16%) per annum). The principal sum and all accrued interest shall be due and payable in full 180 days from the date of execution of the agreement or the borrower’s receipt of funds from the lender, whichever occurs later.

On various dates from April 5, 2023 to December 10, 2023, the Partnership entered into several convertible promissory note agreements with investors. The aggregate principal of convertible notes received in 2023 amounting to $464,000. Each of these notes bears interest at eight percent (8%) of the principal sum (roughly sixteen percent (16%) per annum). The principal sum and all accrued interest shall be due and payable in full 180 days from the date of execution of the agreement or the borrower’s receipt of funds from the lender, whichever occurs later. As of June 30, 2024 and December 31, 2023, certain notes totaling an aggregate principal of $464,000 and $107,000, respectively, were in technical default, however $325,000 converted into equity of the Special Purpose Entity (see below). The Partnership repaid $54,000 in July representing the principal and interest of one of the notes. The remaining $150,000 is planned to convert into equity interests in October 2024.

Conversion Terms

In the event that prior to the Maturity Date, the Borrower(s) form a Special Purpose Entity (“SPE”) for the purpose of acquiring and developing the Property, and that SPE solicits investments from third parties, Borrower shall as a condition of any sale of the Property to the SPE, require that the SPE include Lender in its solicitation of investments on the best terms offered to all other potential investors, and Lender notifies Borrower of its desire to convert this Note into an equity interest in the SPE, Borrower shall assign this Agreement to the SPE, cause the SPE to assume this Agreement, and thereafter satisfy Borrower’s obligation under this Agreement by issuing equity interests to Lender on the terms offered on a dollar-for-dollar basis.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 – Partners’ Capital

Limited Partners have no rights, power, or authority to act for or bind the Partnership. No Limited Partner shall take any part in the conduct or control of the Partnership’s business and each Limited Partner shall only have the right to vote upon Partnership matters for election of successor General Partner, dissolution of the Partnership, other matters, consents, and approvals. The General Partner is authorized to cause the Partnership to pay all expenses relating to the formation and organization of the Partnership. Each Limited Partner’s interest in the Partnership is represented by units of interest (“units”) that entitles the holder to all of the rights and interest of the holder under the agreement, including, without limitation, the right to share in the net profits, net losses, cash flow, distributions, and capital of the Partnership.

For the six months ended June 30, 2024 and 2023, the Partnership had $834,907 and $703,269, respectively, as contributions from its Limited Partners. For the six months ended June 30, 2024 and 2023, the Partnership made distributions, including refunds of $227,787 and $146,932, respectively.

In January 2024, the Partnership entered into an agreement with Dalmore Group, LLC to act as the Partnership’s broker dealer pursuant to a Regulation A+ offering. Pursuant to the agreement, the Partnership will pay Dalmore a one-time expense fee of $5,000, a one-time consulting fee of $20,000 and a FINRA corporate filing fee of $11,300. The Partnership will pay also Dalmore 1% of the aggregate amount raised in the contemplated offering.

Allocations of Profits and Losses

Net profits and net losses shall be determined separately for each investment in such manner as is determined in the sole and absolute discretion of the General Partner. Any net profits or net losses that are not directly attributable to any investment shall be allocated among any or all of the investments in such manner as is determined in the sole and absolute discretion of the General Partner.

Specific allocation of net losses and net profits will be allocated to the Partners in accordance with the provisions as described in the Agreement of Limited Partnership.

Distributions

Distributions of net profits will not be made to the Limited Partners until the earlier of: (i) twelve (12) months from the date of admission of the first Limited Partner is admitted to the Partnership pursuant to the offering, or (ii) the Partnership’s investments in real estate assets begin generating cash flows, in the sole and absolute discretion of the General Partner, to the extent that cash is available.

Redemptions

A Limited Partner may request limited quarterly withdrawals from the Partnership by offering a discounted redemption price prior to holding the investment for two (2) years. Pursuant to this limited redemption, a Limited Partner may only have one outstanding redemption request at any given time and request redemptions up to the lessor of 10,000 units or $50,000. The discounted redemption will range between 1.0% and 3.0% based on the holding period of the investment and partially at the discretion of the General Partner based on the liquidity of the Partnership and operating cash flow needs.

NOTE 9 – Related Party Transactions

On October 4, 2023, the Partnership’s wholly owned subsidiary, Lakeshore entered into an agreement with San Diego EB-5 Regional Center (SDEB5RC, LLC) to assist in an EB5 raise. SDEB5RC has common management and ownership as the Partnership. In consideration for SDEB5RC’s services, Lakeshore paid a one-time non-refundable fee of $70,000 upon execution of the agreement. Additionally, Lakeshore will pay SDEB5RC a fee of $5,000 per investor procured by SDEB5RC, payable upon the filing of each investor’s I-526 application (the “Per Investor Fee”).

See Notes 4, 5 and 8 for other related party transactions.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – Indemnifications

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Partnership’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of any future obligation under these indemnifications to be remote.

NOTE 11 – Financial Highlights

Pursuant to the American Institute of Certified Public Accountants’ Audit and Accounting Guide - Audits of Investment Companies, certain non-registered, non-unitized investment companies are required to disclose certain ratios related to net investment income, expenses, and internal rate of return (“IRR”).

The below ratios are calculated for all Partners taken as a whole and are presented on an annualized basis. The IRR was computed from inception of the Partnership based on the actual dates of the cash inflows and outflows, as applicable, and the residual value of the Partners’ capital account, net of all incentive allocations, as of each measurement date. An individual Partner’s ratios and internal rate of return may vary based on different management fee and incentive arrangements (as applicable) and the timing of capital transactions.

	June 30, 2024	June 30, 2023
Net investment income ratio	2%	1%

Realized/Unrealized income ratio	2%	1%

Expense ratio	25%	48%

IRR	-207%	-178%

NOTE 12– Subsequent Events

The Partnership evaluated all significant events or transactions that occurred through November 14, 2024, the date these consolidated financial statements were available to be issued.

Between July 2024 and November 2024, holders of convertible notes comprising $475,000 in principal and $95,000 in accrued interest elected to convert their notes into membership interests in Reflections at Lakeshore LLC, representing 52.5% ownership.

On August 16, 2024 the Partnership sold 100% of its interest in Topeka for $2,050,000 and settled the existing loan with Yieldi.

In October 2024, the Partnership, acquired a 4-unit multifamily property in the Imperial Beach community of San Diego, CA 91932. The purchase price of this property was $3,015,000. In connection with the acquisition, the Partnership’s subsidiary that was formed to acquire the property received a loan from Woody, LLC in the form of a secured note dated October 18, 2024 (the “Imperial Beach Loan”) to help fund the $3,015,000 purchase price of the property. The Imperial Beach Loan has a total principal balance of $2,110,500, accrues interest at 12% per year on a 30/360 basis, and has a maturity date of November 1, 2025. Monthly payments are required under the Imperial Beach Loan until all principal and interest under the Imperial Beach Loan is repaid.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below:

2.1	Certificate of Limited Partnership*
2.2	Limited Partnership Agreement*
4.1	Form of Subscription Agreement***
6.1	Loan Agreement, Promissory Note and Mortgage with Yieldi, LLC (154 N. Topeka)**
6.2	Guarantee with Yieldi, LLC (154 N. Topeka)**
6.3	Form of Convertible Promissory Note ^^
6.4	Agreement between San Diego EB-5 Regional Center and Reflections at Lakeshore Management, LLC. ^
6.5	Memorandum of Understanding between Reflections at Lakeshore Management, LLC and the company. ^
6.6	Secured Note issued by Woody, LLC (the Imperial Beach Loan)#
8.1	Form of Amended and Restated Escrow Agreement ***

#	Filed herewith
*	Filed as an exhibit to the CalTier Fund I, LP. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11077) and incorporated herein by reference.
**	Filed as an exhibit to CalTier Fund I, LP’s Semi-Annual Report on Form 1-SA filed with the Commission on September 28, 2023 and incorporated herein by reference.
***	Filed as an exhibit to the CalTier Fund I, LP. Regulation A Offering Statement on Form 1-A (Commission File No. 024-12056) and incorporated herein by reference.
^	Filed as an exhibit to CalTier Fund I, LP Regulation A Offering Statement on Form 1-A POS (Commission File No. 024-12056) and incorporated herein by reference.
^^	Filed as an exhibit to CalTier Fund I, LP’s Annual Report on Form 1-K filed with the Commission on July 19, 2024 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on November 14, 2024.

CalTier Fund I, LP

By:	CalTier Inc., its General Partner

By:	/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	Chief Executive Officer

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	Chief Executive Officer and Director of CalTier Inc., the General Partner (Principal Executive Officer)

Date:	November 14, 2024

/s/ Travis Hook
Name:	Travis Hook
Title:	Chief Information Officer and Director of CalTier Inc., the General Partner

Date:	November 14, 2024

/s/ Parker Smith
Name:	Parker Smith
Title:	Chief Financial Officer and Director of CalTier Inc., the General Partner (Principal Accounting Officer and Principal Financial Officer)

Date:	November 14, 2024